UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL TO SUPPLY CHINA’S BAOSTEEL RESOURCES WITH NEARLY ONE MILLION TONNES OF
COKING COAL
Shanghai, China – April 12, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports that its cooperation agreement with Baosteel Resources which is part of China Baowu Steel, China’s largest steelmaking group, has been prolonged.
Since April 2017 and until March 2018, Mechel will supply Baosteel Resources’
facilities with up to 960,000 tonnes of premium-grade coking coal mined in
Southern Yakutia. Coal will be shipped via Mechel’s own Trade Port Posiet. The price will be determined on a monthly basis.
“We have established trust-based, mutually beneficial ties with Baosteel
Resources. Last year, Mechel’s supplies to Baosteel Resources accounted for 15%
of our total coking coal sales to third parties. In the future, we will be glad to offer our Chinese clients the high-quality coal products they have come to appreciate over the years of our longstanding partnership. Due to large-scale structural changes in China’s coal industry, demand for coking coal will remain stable in that country throughout 2017. We see China’s coking coal imports grow, which opens new export opportunities for Mechel as a major supplier of metallurgical coal,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: April 12, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO